UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2008
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-3822
A. Full title of the Plan:
Campbell Soup Company Savings Plus Plan
For Salaried Employees
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 18 pages including exhibits. An index of exhibits is on page 17.

Report of Independent Registered Public Accounting Firm
To the Participants and the Administrative Committee of the
Campbell Soup Company Savings Plus Plan for Salaried Employees:
We have audited the accompanying statements of net assets available for benefits of the Campbell Soup Company Savings Plus Plan for Salaried Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Parente Randolph, LLC
Philadelphia, Pennsylvania
June 24, 2009

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	2008	2007
Assets,
Investments, at fair value, Plan’s interest in Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$390,386	$562,731

Liabilities	—	—

Net assets available for benefits	$390,386	$562,731

See accompanying notes

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	Years Ended December 31,
	2008	2007
CHANGES TO NET ASSETS ATTRIBUTED TO:

Investment (loss) income, Plan’s interest in the investment (loss) income of the Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$(155,444)	$27,230

Contributions:
Employer	9,865	10,615
Participants	26,607	29,552

	36,472	40,167

Net transfers in from the Savings Plus Plan for Hourly–Paid Employees and other additions	—	67

Net Change	(118,972)	67,464

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	53,333	48,734

Administrative fees	34	32

Net transfers out from the Savings Plus Plan for Hourly-Paid Employees and other deductions	6	—

Total deductions	53,373	48,766

NET (DECREASE) INCREASE	(172,345)	18,698

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	562,731	544,033

End of year	$390,386	$562,731

See accompanying notes

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
The following brief description of the Campbell Soup Company Savings Plus Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan covering salaried employees at substantially all domestic locations of Campbell Soup Company (“Campbell” or the “Company”) and its subsidiaries and certain other former employees on the first day of employment. The Plan participates in the Master Trust under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets are maintained in the Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”). The Master Trust consists of the assets of the Plan and of another defined contribution plan of the Company within the United States, the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees.
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employee Contributions — Eligible employees authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. If they do not enroll within 30 days of their eligibility date; they are enrolled automatically at a pre-tax rate of 5% of earnings. If they do not want to participate, they must notify Fidelity and elect not to enroll in the Plan. Highly-compensated employees (“HCEs”) at a job level of 30 or higher may contribute up to 5% of earnings and HCEs at job levels below 30 may contribute up to 7% of earnings, in pre-tax contributions per pay period. Non-highly compensated employees (“NHCEs”) may contribute up to 50% of earnings, in pre-tax contributions per pay period. Earnings are defined by the Plan and the Internal Revenue Code, as amended (“IRC”).
In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed a plan maximum of 5% or 7% (based on a participant’s job level) of a participant’s earnings, as defined, with respect to an HCE, or 50% of a participant’s earnings, as defined, with respect to an NHCE. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for each of calendar years 2008 and 2007 was limited to $15,500 ($20,500 if the participant is over 50 years of age by the end of the year). Participants also may rollover distributions from other qualified defined benefit or defined contribution plans into the Plan.
Employer Contributions — The Company matches 60% of all participants’ contributions up to 5% of the participant’s earnings, as defined, beginning after one full year of service. All Company contributions to the Plan are initially invested in the Fidelity Freedom Fund based on date of birth unless this election is changed by the participant.
In addition, the Plan received approximately $732,306 from the settlement of a class action lawsuit because it was a member of the class with a recognized loss as determined by the settlement claims administrator. The distribution of the settlement funds occurred in 2007 and is included in participant contributions for the year then ended. The Plan received from the settlement claims administrator

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
explicit direction regarding the Plan participants who were eligible for an allocation and the specific amount. The Plan made the allocations pursuant to these directions.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.
Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as cash or reinvest the dividends back into the Campbell Stock Fund. In 2008 and 2007, dividends paid in cash were $319,526 and $333,778, respectively and were included in investment income in the Master Trust.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on the following:

Completed
Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%
Participant Loans — Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 4.5 years. The loans are secured by the balance in the participant’s account and bear interest that is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 6.0% to 10.25% at December 31, 2008.
Payment of Benefits — Participants may take a withdrawal from their account after they terminate employment. Participants who are still actively working may take a withdrawal from their after-tax and Company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1/2 or older may also take a withdrawal from their pre-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their pre-tax contributions. A six-month suspension of participant deferrals is required for all hardship transactions.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Retirees can take a lump sum payment, installments, or wait until the year following the year they attain age 70 1/2, at which time they must take annual distributions from their account.
Annual distributions can be taken over five or ten years or over a retiree’s lifetime. Terminated employees are limited to receiving a lump sum amount equal to the value of their vested interest in their account.
Forfeited accounts — At December 31, 2008 and 2007, forfeited nonvested accounts totaled $71,455 and $266,145, respectively. These accounts will be used to reduce future Company matching contributions. Also, in 2008 and 2007, $364,437 and $151,066, respectively of forfeited nonvested accounts were used to reduce the Company’s matching contributions.
Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds, the Fidelity Freedom Funds, the Fidelity Managed Income Portfolio and the Campbell Stock Fund.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
In 2008 and 2007, the Master Trust invested in Fidelity Managed Income Portfolio which holds guaranteed investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits does not present the fair value of the investment contracts or the adjustment of such contracts from fair value to the contract value due to its immaterial impact on the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements — The Financial Accounting Standards Board (“FASB”) issued FASB Staff Position FAS 157-4 (“FSP FAS 157-4”), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” FSP FAS 157-4 provides guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 emphasizes that the objective of a fair value measurement remains the same; that is, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transition between market participants at the measurement date under current market conditions. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Plan will apply FSP FAS 157-4 beginning with its December 31, 2009, financial statements. FSP FAS 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP FAS 157-4 requires comparative disclosures only for periods ending after initial adoption. The adoption of FSP FAS 157-4 is not expected to have a material impact on the Plan’s financial statements.
In February 2008, FASB issued FASB Staff Position FSP 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years. Management has not determined the impact of adopting FASB Staff Position FSP 157-2.
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The impact of the adoption of SFAS No. 159 on the Plan’s net assets available for benefits and changes in net assets available for benefits was not material.
Valuation of Investments and Income Recognition — The Plan’s interest in the Master Trust is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year’s value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment (loss) income less actual distributions and allocated administrative expenses. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan originated. Net appreciation/depreciation includes gains and losses on investments bought and sold as well as held during the year.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Payment of Benefits — Benefits are recorded when paid.
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments held in the Master Trust are shares of mutual funds and a commingled fund managed by Fidelity. Fidelity also serves as the Trustee and recordkeeper of the Plan, and therefore, Plan transactions involving these mutual funds and commingled fund qualify as party-in-interest transactions under ERISA and the IRC. Additionally, shares of Company common stock are offered as a Plan investment to participants and held in the Master Trust. The Company also issues loans to participants. All of these transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.
As provided in the Plan document, the Plan also pays certain administrative expenses.
NOTE 4 — INTEREST IN MASTER TRUST
At December 31, 2008 and 2007, the assets of the Plan were maintained in the Master Trust that was established for the investment of the assets of the Plan and one other defined contribution plan of the Company within the United States of America. Each participating plan has an undivided interest in the Master Trust.
Investment (loss) income and administrative expenses relating to the Master Trust are allocated to the individual plans based on their proportionate share of Master Trust net assets as of the year-end for each plan. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was approximately 70% in each year.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 4 — INTEREST IN MASTER TRUST (continued)
The following presents the investments at fair value for the Master Trust (dollars in thousands) at December 31, 2008 and 2007.

	2008	2007
Investments, at fair value:
Mutual Funds	$318,213	$497,370
Campbell Stock Fund	208,365	263,315
Commingled Fund	34,787	28,150
Participant Loans	11,038	11,747

Total	$572,403	$800,582

Investment (loss) income for the Master Trust for the years ended December 31, 2008 and 2007 was comprised of the following:

	2008	2007
Investment (Loss) Income:

Interest and dividend income	$19,626	$36,635

Net (depreciation) appreciation in fair value of investments:

Campbell Stock Fund	(37,677)	(21,474)
Mutual Funds	(191,646)	16,318

Total	$(209,697)	$31,479

NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. Effective January 1, 2008, the Plan adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or the price that would be paid to dispose of a liability in an orderly transaction between market participants at the measurement date. The framework that SFAS No. 157 establishes for

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST (continued)
measuring fair value includes a hierarchy to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:
Level 1 — Fair value is based on unadjusted quoted prices in active markets that are accessible to the Plan for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.
Level 2 — Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.
Level 3 — Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.
The adoption of SFAS 157 did not have a material impact on the Plan.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST (continued)
The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Fair value Measurement at December 31, 2008
	Using Fair Value Hierarchy
		Quoted
		Market Prices
		in Active	Other
		Markets for	Significant	Significant
	Fair Value As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2008	Level 1	Level 2	Level 3
Mutual Funds	$318,213	$318,213	—	—
Campbell Stock Fund	208,365	—	$208,365	—
Commingled Fund	34,787	—	34,787	—
Participant Loans	11,038	—	—	$11,038

Total	$572,403	$318,213	$243,152	$11,038

Fair value measurements using significant unobservable inputs (Level 3) at December 31, 2008:

Participant
Loans
Balance, beginning of the year	$11,747
Purchases, sales, issuances, and settlements (net)	(709)

Balance, end of the year	$11,038

The Level 3 investments include participant loans.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Mutual funds are valued at net asset value (NAV) of shares held by the Master Trust at year end.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 5 — FAIR VALUE OF FINANCIAL INSTRUMENTS IN MASTER TRUST (continued)
The Campbell Stock Fund is valued based upon the fair value of their underlying assets derived principally from or corroborated by observable market data by correlation or other means.
Commingled funds are valued based upon the unit values of such collective trust funds held by the Master Trust at year end. Unit values are based on the fair value of the underlying assets of the fund derived from inputs principally from or corroborated by observable market data by correlation or other means.
Participant loans are valued at amortized cost, which approximates fair value based on unobservable inputs, as observable inputs are not available, using valuation methodologies to determine fair value to include discounted cash flows and other similar techniques.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 6 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.
NOTE 7 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
NOTE 8 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 9 — PLAN AMENDMENTS AND FUND CHANGES
On April 12, 2007, the Plan was amended to document the manner in which non-discrimination testing is performed and identify methods to correct any testing failures.
In addition, on March 18, 2008, the Company closed the sale of Godiva Chocolatier, Inc. and related affiliates as defined in the share purchase agreement (“Godiva”). On the closing date, all U.S. Godiva employees who participated in the Plan and were transferred as part of the sale became 100% vested in their Company matching contributions under the Plan regardless of their actual years of service. No additional pay or service under the Plan will accrue after the closing date to any Godiva employees who were transferred because Godiva is no longer part of the Company’s controlled group. On December 18, 2008, the Plan was amended to reflect this vesting treatment.
Approximately 12% of all Plan participants were Godiva employees transferred as part of the sale. The approximate cost of the vesting treatment described above was $100,000.
Also on December 18, 2008, the Plan was amended to implement the following changes: (1) The default investment for employee contributions under the Plan was changed from the Fidelity Retirement Money Market Portfolio to the Fidelity Freedom Fund corresponding to the participant’s 65th birthday. (2) The default investment option for Company matching contributions was changed from the Campbell Company Stock Fund to the Fidelity Freedom Fund corresponding to the participant’s 65th birthday. (3) Automatic enrollment was implemented with a default contribution rate of 5% of compensation. The automatic enrollment contribution start date is approximately 45 days following an employee’s initial eligibility date. These amendments were effective on January 1, 2008.
NOTE 10 — SUBSEQUENT EVENTS
At its February 3, 2009 meeting, the Administrative Committee approved an amendment to the Plan adding the partial lump sum as a form of payment available under the Plan.
On April 8, 2009, the Plan was amended to permit special vesting and distribution rules to apply to participants on military leave, permit non-spouse beneficiaries to roll over eligible accounts to Roth IRAs and revise the definition of IRC section 415 compensation for nondiscrimination testing and other purposes. These amendments had effective dates from January 1, 2007 through January 1, 2009.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS PLAN FOR SALARIED EMPLOYEES
By:	/s/ Ashok Madhavan
Ashok Madhavan
Member of the Administrative Committee

Date: June 25, 2009

INDEX OF EXHIBITS

Exhibit	Page

23.1 — Consent of Independent Registered Public Accounting Firm	18